Item 1
FOR IMMEDIATE RELEASE
Contact: Sridhar Ramasubbu
Wipro Limited
408-242-6285
Wipro records 13% growth in Net Income
Results for the quarter ended June 30, 2009 under IFRS
Bangalore, India and East Brunswick, New Jersey, USA — July 22, 2009 — Wipro Limited (NYSE:WIT) today announced financial results under IFRS for its first fiscal quarter ended June 30, 2009.
Highlights of the Results:
➢	IT Services Revenue in dollar terms was $1,033 million, a sequential decline of 1.3% and YoY decline of 3.3%.

➢	IT Services Revenue on constant currency was $1,014 million, a sequential decline of 3.0%. On a constant currency basis, YoY growth was 2.1%.

➢	Total Revenues were Rs. 62.46 billion ($1.31 billion1), representing an increase of 5% over the same period last year.

➢	Net Income was Rs. 10.10 billion ($212 million1), representing an increase of 13% over the same period last year.

➢	Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) was Rs. 10.08 billion ($211 million1), representing an increase of 11% over the same period last year.

➢	IT Services Revenues were Rs. 48.27 billion ($1,011 million1), representing an increase of 10% over the same period last year.

➢	IT Services Earnings Before Interest and Tax (EBIT) was Rs. 10.70 billion ($224 million1), representing an increase of 17% over the same period last year.

➢	IT Services added 26 new clients in the quarter.

➢	IT Products Revenues was flat over the same period last year and EBIT grew by 13%.

➢	Consumer Care and Lighting Revenue grew 9% over the same period last year and EBIT grew 27%.
Performance for the Quarter ended June 30, 2009 and Outlook for our Quarter ending September 30, 2009
Azim Premji Chairman of Wipro, commenting on the results said –
“We are starting to see the first signs of stability in the business as ramp downs start to taper off and volumes start to stabilize. We are adapting ourselves for the new reality with continued investments in Value Creation, Go-To-Market and driving significant Operational Productivity. Looking ahead, for the quarter ending September 30, 2009, we expect Revenues from our IT Services business to be in the range of $1,035 million to $1,053 million*”

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on June 30, 2009, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York, which was US $1=Rs.47.74. However, the realized exchange rate in our IT Services business segment for the quarter ended June 30, 2009 was US$1=Rs. 46.74.

Suresh Senapaty, Executive Director & Chief Financial Officer of Wipro, said —
“It was another quarter of strong performance. We improved on several operating parameters to deliver margin expansion of 0.5% to 22.2% in the IT Services segment.”

*  Guidance is based on constant currency exchange rates, GBP/USD at 1.57, Euro/USD at 1.35, USD/INR at 48.23
Wipro Limited
Total Revenue for our quarter ended June 30, 2009 was Rs. 62.46 billion ($1.31 billion1), representing an increase of 5% over the same period last year. Net Income for our quarter ended June 30, 2009 on IFRS basis was Rs.10.10 billion ($212 million1), representing an increase of 13% over the same period last year. Net Income for our quarter ended June 30, 2009 on an Adjusted Non-GAAP basis (excluding impact of accelerated amortization of stock based compensation) was Rs. 10.08 billion ($211 million1), representing an increase of 11% over the same period last year. Earnings per Share for our quarter ended June 30, 2009 were Rs. 6.94 ($0.151), representing an increase of 13% over the same period last year. Non-GAAP Adjusted Earnings (excluding impact of accelerated amortization of stock based compensation) per Share for our quarter ended June 30, 2009 were Rs. 6.92($0.141), representing an increase of 10% over the same period last year.
Reconciliation between GAAP net income and non-GAAP adjusted net income (excluding impact of accelerated stock based compensation) is provided in the table on page 8.
IT Services (77% of Total Revenue and 94% of Operating Income for our quarter ended June 30, 2009)
Our IT Services business segment recorded Revenue of Rs. 48.27 billion2 ($1011 million1) for our quarter ended June 30, 2009, representing an increase of 10% over the same period last year. EBIT for this segment was Rs. 10.70 billion ($224 million1) for our quarter ended June 30, 2009, representing an increase of 17% over the same period last year.
Our Operating Income to Revenue for this segment was 22.2% for our quarter ended June 30, 2009.
We had 98,521 employees as of June 30, 2009.
Wipro has built a healthy pipeline across industry Verticals, strengthening our presence across Geographies by winning strategic deals and launching new Solutions.
In the Telecom space, Wipro won a 9-year IT outsourcing contract from Unitech Wireless. Unitech Wireless has structured its organization and operational architecture around innovation, scalability and flexibility. Its partnership with Wipro will enable them to provide non-linear, scalable growth, while delivering the highest levels of customer service to their subscribers. According to the IDC report “Wipro Vanquishes its Opponents with Significant Outsourcing Win”, “Wipro’s success in winning the Unitech Wireless deal will definitely go a very long way in building its credibility and mindshare among CIOs not only in the telecom industry but in other verticals as well.”
A large Telecom Operator engaged with us for a three year engagement consisting of end-to-end testing of business processes and applications. This deal leverages the process, IT and telecom domain skills and is

2	IT Services business segment Revenue was Rs. 48.25 billion for the quarter ended June 30, 2009 under the Indian GAAP. The difference of Rs. 17 million ($0.36 million1) is primarily attributable to differences in accounting standards under Indian GAAP and IFRS.

an important milestone towards the comprehensive Test service offered by Wipro for large Telecom Operators.
Clients are using Wipro’s Retail expertise to transform their business and gain competitive advantage in a challenging macroeconomic environment. We entered into a strategic engagement with a leading Wholesaler to enable IT as a key differentiator in their business.
A leading multi-brand specialty apparel Retailer signed up with Wipro as IT partner in their transformation journey. Wipro will combine understanding of the fashion industry and unique transformation solution to improve “speed to value”. As part of the arrangement Wipro will be responsible for end-to-end information technology services that include Application Management, Infrastructure Management and Hosting Services.
Wipro won a multi-million dollar deal with a leading Service Provider of Semiconductor packaging, assembly and testing in Asia. This total outsourcing engagement focuses on service, technology and process transformation for the Semiconductor client.
Wipro won a multi-million dollar deal with one of the world’s leading manufacturers of central heating and cooling products to transform business processes for the company across global locations.
Emerging Technologies and Innovative Solutions
Forrester acknowledged that Wipro has an aggressive strategy for cloud strategy growth. Wipro’s Cloud Computing strategy covers building and managing private clouds, adopting public clouds and building hybrid infrastructures to become a trusted advisor to clients who are considering adoption of these technologies. As a part of the strategy, Wipro has built applications such as Mortgage Origination Platform for the Banking industry, Comprehensive Information Management System for Hospitals, Hosted Document Management and Electronic Data Interchange.
In line with Wipro’s Green IT initiative, this quarter we developed integrated Solutions that can help reduce carbon footprints and energy needs for multiple industry verticals. One of the solutions for the Telecom industry, “Wipro’s eCO-NET”, uses a combination of its network energy diagnostics tools and end to end network energy operations management framework.
Wipro launched WIPRO RAPIDS (Rapid Application and Integration Deployment Solution) a pre-integrated Billing/Operational Support Systems solution for Communication Service providers. This solution would help customers reduce time to market and total cost of ownership. WIPRO RAPIDS enabled us to win a 9-year IT outsourcing contract from Unitech Wireless.
This quarter, Wipro also won the prestigious UN Habitat Business Award for sustainable urbanization for its LEED Certification practice. Wipro is the only Indian company among the five winners of the HABITAT Business Award for 2009.
Awards and Recognition
During the quarter, Wipro has been cited as a Leader in The Forrester Wave: North American SOA Systems Integrators, Q2 2009 (May 2009) and the Forrester Wave: EMEA SOA Systems Integrators, Q2 2009 (May 2009). The EMEA report stated “Wipro’s SOA consulting and integration capabilities are very strong — the firm made some deep investments in tools and accelerators for taking much of the pain out of SOA integration project... When Wipro’s recent investments in SOA begin to bear fruit in client projects, it will further its position as a leading provider of SOA systems integration services.”

Wipro was rated as a top Indian outsourcing firm in The Global Outsourcing 100™ rankings conducted by The International Association of Outsourcing Professionals (IAOP™). Wipro was ranked fifth globally and was recognized as a leader for demonstrated competencies.
Wipro received the Salesforce.com Top Partner Award for FY09 for India and SAARC. Wipro has become one of the only five Tier-1 global strategic alliance partners for Salesforce.com.
Wipro’s Council for Industry Research
Wipro Council for Industry research extended its agenda by collaborating with academicians from leading Universities globally. One of the notable achievements was a research paper on creating Green Revenue streams which explored the Green impact of Outsourcing by Georgetown University.
Wipro was also featured in series of case studies by academician from leading Global Universities. INSEAD Business School wrote a teaching case study on Wipro’s low cost high impact marketing strategy. The Testing Services practice was recognized by a faculty of London Business School in a case study on Wipro’s WiFi certification services. A case study on how Wipro has re-defined its consulting DNA was written by CASS Business School, UK. Wipro’s new product development capabilities were recognized by a faculty at Cransfield School of management and will be featured in a book on innovation management.
IT Products (12% of Total Revenue and 3% of Operating Income for our quarter ended June 30, 2009)
Our IT Products business segment recorded Revenue of Rs. 7.34 billion ($154 million1) for our quarter ended June 30, 2009, remaining flat over the same period last year. EBIT for this segment was Rs. 292 million ($6.1 million1) for our quarter ended June 30, 2009.
Our Operating Income to Revenue for this segment was 4% for our quarter ended June 30, 2009.
Return on Capital Employed (ROCE) for our IT Services and Products segment was 38% for our quarter ended June 30, 2009, compared to 41% for the same period last year.
Consumer Care and Lighting (8% of Total Revenue and 7% of Operating Income for our quarter ended June 30, 2009)
Our Consumer Care and Lighting business segment recorded Revenue of Rs. 5.20 billion ($109 million1) for our quarter ended June 30, 2009, representing an increase of 9% over the same period last year. EBIT for this segment was Rs. 792 million ($16.6 million1) for our quarter ended June 30, 2009, representing an increase of 27% over the same period last year.
Our Operating Income to Revenue for this segment was 15.2% for our quarter ended June 30, 2009. ROCE for this segment was 17% for our quarter ended June 30, 2009, compared to 14% for the same period last year.
About Non-GAAP financial measures
The Company provides Non-GAAP Adjusted Net Income (excluding impact of accelerated amortization of stock based compensation) to supplement reported GAAP results. Our Non-GAAP Adjusted Net Income excludes the incremental impact on Net Income in respect of stock options that vest in a graded manner of recognizing stock compensation expense on an accelerated amortization basis over recognizing stock compensation expense on a straight line basis,. This Non-GAAP Net Income is a measure defined by the

SEC as a non-GAAP financial measure. This non-GAAP financial measure is not based on any comprehensive set of accounting rules or principles and should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and may be different from Non-GAAP measures used by other companies. In addition to this Non-GAAP measure, the financial statements prepared in accordance with GAAP and reconciliations of our GAAP financial statements to such Non-GAAP measure should be carefully evaluated.
The Company believes that the presentation of this Non-GAAP Adjusted Net Income, when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its net income. The Company considers the stock option award with the graded vesting schedule to be in substance a single award and the related stock compensation should be amortized on a straight line basis. However, the Company records the stock compensation expenses on an accelerated amortization basis for GAAP reporting. Therefore, we believe that making available an adjusted net income number that excludes the impact of these items from net income provides useful supplemental information to both management and investors about our financial and business trends.
For our internal budgeting process, our management also uses financial statements that excludes the incremental impact of amortizing stock compensation expense on an accelerated amortization basis over recognizing stock compensation expense on a straight line basis. The management of the Company also uses non-GAAP adjusted net income, in addition to the corresponding GAAP measures, in reviewing our financial results.
A material limitation associated with the use of non-GAAP net income as compared to the GAAP measures of net income is that it does not include costs which are recurring in nature and may not be comparable with the calculation of net income for other companies in our industry. The Company compensates for these limitations by providing full disclosure of the effects of non-GAAP measures, by presenting the corresponding GAAP financial measures and by providing a reconciliation to the corresponding GAAP measure.
Our results for the quarter ended June 30, 2009, computed under Indian GAAP and IFRS, along with our individual business segment reports, are available in the Investor Relations section of our website at www.wipro.com.
Quarterly Conference Calls
We will hold conference calls today at 02:00 p.m. Indian Standard Time (04:30 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: sridhar.ramasubbu@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services company globally. Wipro’s IT Services business was assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products &

lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADS are listed on the New York Stock Exchange, and our equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in.
Forward-looking and Cautionary Statements
In addition to historical information, this press release contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein represent Wipro’s beliefs regarding future events, many of which are, by their nature, inherently uncertain and outside Wipro’s control. Such statements include, but are not limited to, statements regarding Wipro’s growth prospects, its future financial operating results, and its plans, expectations and intentions.
Wipro cautions readers that the forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from the results anticipated by such statements. Such risks and uncertainties include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission, including, but not limited to, Annual Reports on Form 20-F. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
# # #
(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Rupees in millions, except share and per share data, unless otherwise stated)

	As of		As of
	June 30, 2009	March 31, 2009	June 30, 2009
			Convenience
			translation
			into US$
ASSETS
Goodwill	54,242	56,143	1,136
Intangible assets	3,340	3,493	70
Property plant and equipment	49,492	49,794	1,037
Investment in equity accounted associates	1,751	1,670	37
Other non-current assets	9,529	10,785	200

Total non-current assets	118,354	121,885	2,479

Inventories	6,792	7,586	142
Trade receivables	42,724	48,612	895
Other current assets	12,506	15,297	262
Unbilled revenues	15,797	14,108	331
Available for sale financial investments	38,842	16,543	814
Derivative asset	1,127	1,162	24
Current tax assets	11,139	9,826	233
Cash and cash equivalents	36,512	49,117	765

Total current assets	165,439	162,251	3,465

TOTAL ASSETS	283,793	284,136	5,945

EQUITY
Share capital	2,931	2,930	61
Share premium	27,687	27,280	580
Retained earnings	135,606	125,502	2,841
Share based payment reserve	3,697	3,745	77
Other components of equity	(9,178)	(11,771)	(192)
Shares held by control trust	(542)	(542)	(11)

Equity attributable to the equity holders of the company	160,201	147,144	3,356
Minority Interest	266	237	6

Total equity	160,467	147,381	3,361

LIABILITIES
Long — term loans and borrowings	19,133	19,681	401
Employee benefit obligations	3,182	3,111	67
Other non-current liabilities	1,533	1,668	32

Total non-current liabilities	23,848	24,460	500

Short — term loans and borrowings and bank overdrafts	28,853	37,211	604
Trade payables	34,595	35,768	725
Unearned revenues	5,199	6,734	109
Current tax liabilities	7,118	6,492	149
Derivative liabilities	9,086	12,022	190
Other current liabilities	14,627	14,068	306

Total current liabilities	99,478	112,294	2,084

Total liabilities	123,326	136,755	2,583

TOTAL LIABILITIES AND EQUITY	283,793	284,136	5,945

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Rupees in millions, except share and per share data, unless otherwise stated)

				Year ended
	Three months ended June 30,			March 31,
	2008	2009	2009	2009
			Convenience
			translation into
			US $
Gross revenues	60,416	63,868	1,337	256,891

Cost of revenues	(42,301)	(43,247)	(906)	(180,180)

Gross profit	18,115	20,621	432	76,711

Selling and marketing expenses	(4,268)	(4,239)	(89)	(17,314)
General and administrative expenses	(3,170)	(3,552)	(74)	(14,397)
Foreign exchange gains/(losses), net	(697)	(1,406)	(29)	(1,553)

Results from operating activities	9,980	11,424	239	43,447

Finance income/(expenses), net	(400)	101	2	(1,860)
Other income / (expenses), net	716	254	5	2,946
Share of profits of equity accounted associates	107	114	2	362

Profit before tax	10,403	11,893	249	44,895
Income tax expense	(1,443)	(1,740)	(36)	(6,035)

Profit for the period	8,960	10,153	213	38,860

Attributable to:
Equity holders of the company	8,948	10,104	212	38,761
Minority interest	12	49	1	99
Profit for the period	8,960	10,153	213	38,860

Earnings per equity share:
Basic	6.16	6.94	0.15	26.66
Diluted	6.11	6.89	0.14	26.50

Weighted average number of equity shares used in computing EPS

Basic	1,452,636,163	1,456,161,032	1,456,161,032	1,454,135,089
Diluted	1,463,804,903	1,466,002,776	1,466,002,776	1,462,636,212

Additional Information
Segment Revenue
IT Services	44,028	48,266	1,011
IT Products	7,322	7,337	154
IT Services & Products	51,350	55,603	1,165
Consumer Care and Lighting	4,749	5,198	109
Others	3,620	1,661	35
Total	59,719	62,462	1,308

Operating Income
IT Services	9167	10,698	224
IT Products	258	292	6
IT Services & Products	9,425	10,990	230
Consumer Care and Lighting	623	792	17
Others	-68	(358)	(7)
Total	9,980	11,424	239

Reconciliation of Non-GAAP adjusted net income to comparable net income

Net Income as per GAAP	8,948	10,104	212

Adjustments :
Accelerated amortization of stock options that vest in a graded manner	155	-27	(1)

Non-GAAP adjusted net Income	9,103	10,077	211